SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Errata Annual Report Delhaize Group 2004

pp. 59-61: US GAAP Reconciliation:

Subsequent to a restatement of the 2002-2003 US GAAP reconciliation as part of the 20-F filing with the U.S. Securities and Exchange Commission on June 30, 2005, the table on page 61 concerning the reconciliation of shareholders’ equity should be replaced by the following table:

	December 31,
	2004	2003 as restated	2002 as restated
	(All amounts are expressed in thousand of EUR)
Shareholders’ equity in accordance with Belgian GAAP	3,358,175	3,333,833	3,528,741
Items having the effect of increasing (decreasing) reported Shareholders’ equity:
Goodwill and other intangible assets	(394,349)	(431,894)	(237,828)
Fixed asset accounting	(39,252)	(28,397)	(29,758)
Lease accounting	(291)	2,958	2,596
Pensions	(32,032)	(38,434)	(50,014)
Income taxes	(19,673)	(17,349)	(16,828)
Dividends and directors’ remuneration	105,462	92,846	81,306
Derivative instruments	(44,774)	(53,810)	(78,054)
Treasury shares	(16,361)	(12,938)	(5,942)
Inventories	(16,592)	(15,174)	—
Other items	7,088	3,159	6,941

Total US GAAP adjustments before tax effects	(450,774)	(494,246)	(327,581)
Tax effects of US GAAP adjustments	33,263	63,480	94,056

Total US GAAP adjustments after tax effects	(417,511)	(430,766)	(233,525)

Shareholders’ equity in accordance with US GAAP	2,940,664	2,903,067	3,295,216

There is no impact on the Belgian GAAP results as reported, or the IFRS figures published on May 4, 2005 for the year 2003.

p. 78: 2004 Compensation:

The first sentence of this paragraph should be replaced and read as follows: “Including the contributions to the pension plans for the members of Delhaize Group’s Executive Committee, the aggregate amount of compensation paid in 2004 by Delhaize Group and its subsidiaries to the eight members of its Executive Committee in all capacities was EUR 9.2 million, including EUR 4.2 million aggregate base pay, EUR 3.5 million variable compensation and EUR 1.5 million for contribution to pension plans and other benefits.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: July , 2005	By:
Michael R. Waller
Executive Vice President